GALLAGHER, BRIODY & BUTLER
                               COUNSELLORS AT LAW

                           PRINCETON FORRESTAL VILLAGE
                              155 VILLAGE BOULEVARD
                                    2ND FLOOR
THOMAS P. GALLAGHER         PRINCETON, NEW JERSEY 08540          NEW YORK OFFICE
KEVIN M. BRIODY +                  _________                     300 PARK AVENUE
JOHN K. BUTLER ^                                                      17TH FLOOR
BARBARA J. COMLY *+               (609) 452-6000              NEW YORK, NY 10022
MARTIN J. CONROY                FAX: (609) 452-0090                 212-938-0831
DEBORAH L. CARROLL #                                           FAX: 212-938-0917
JONATHAN M. GRISCHUK *
HERBERT P. MOORE, JR. *                                    * ALSO ADMITTED IN NY
                                                           + ALSO ADMITTED IN PA
                                                           ^ ALSO ADMITTED IN DC
                                                            o ADMITTED IN NY, DC
                                                                     AND CT ONLY

                                                              August 5, 2008

VIA FACSIMILE (202) 772-9369

Ms. Joanna Lam
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

         RE:      GULF COAST OIL & GAS, INC.
                  FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007 FILE NO. 000-32747

Dear Ms. Lam:

         As discussed with Karl Hiller on August 1, 2008, our firm is counsel to Gulf Coast Oil & Gas, Inc. (the "Company"). We are in receipt of your letter dated July 21, 2008 with comments on the Company's filing referenced above (the "Comment Letter").

         Attached please find a blacklined version of selected pages from the Company's Form 10-KSB for the Year Ended December 31, 2007 showing the Company's proposed revisions to its report in response to the Comment Letter. Please advise whether these changes would address the Commission's comments. If so, the Company will go ahead and file via EDGAR an amended Form 10-KSB for the Year Ended December 31, 2007 with these changes incorporated.

         Please do not hesitate to contact me at (609) 452-6000.

                                                     Very truly yours,

                                                     /s/ Herbert P. Moore, Jr.
                                                     -------------------------
                                                     Herbert P. Moore, Jr.

CC:      Rahim Rayani, President & CEO (via email w/o encls.)

                           GULF COAST OIL & GAS, INC.
                                   FORM 10-KSB


                               TABLE OF CONTENTS
                                                                            PAGE
PART I
   Item 1.         DESCRIPTION OF BUSINESS                                     1
   Item 2.         DESCRIPTION OF PROPERTY                                     3
   Item 3.         LEGAL PROCEEDINGS                                           4
   Item 4.         SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS           4

PART II
   Item 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES 4 OF EQUITY SECURITIES
   Item 6.         MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                   PLAN OF OPERATION                                           6
   Item 7.         FINANCIAL STATEMENTS                                       14
   Item 8.         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON           14
                   ACCOUNTING AND FINANCIAL DISCLOSURE

   Item 8a         CONTROLS AND PROCEDURES                                    14
   Item 8a(T)      CONTROLS AND PROCEDURES                                    15
   Item 8b         OTHER INFORMATION                                          15


PART III

   Item 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT 15 Item 10. EXECUTIVE COMPENSATION 16 Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER 17

                   MATTERS

   Item 12.        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS             17
   Item 13.        EXHIBITS                                                   18
   Item 14.        PRINCIPAL ACCOUNTANT FEES AND SERVICES                     19

                   FINANCIAL STATEMENTS                                      F-1

     o    with a price of less than $5.00 per share;

     o    that are not traded on a "recognized" national exchange;

     o whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still have a price of not less than $5.00 per share); or

     o in issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

     Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.

ITEM 7. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our financial statements and supplementary data are attached hereto commencing with Page F-1.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 8A. CONTROLS AND PROCEDURES


         As required by Rule 13a-15 or 15d-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our Chief Executive Officer/Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) or 15d-15(e) under the Exchange Act as of the end of the period covered by this report. Based on the foregoing evaluation, we have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic filings with the Securities and Exchange Commission and to ensure that information required to be disclosed in our periodic filings with the Securities and Exchange Commission is accumulated and communicated in a manner to allow timely decisions regarding required disclosures.

                  Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all fraud and material error. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving our objectives and our Chief Executive Officer/Chief Financial Officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the internal control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

                  There have not been any changes in our internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 8A(T). CONTROLS AND PROCEDURES

         Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the
(i) effectiveness and efficiency of operations, (ii) reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and (iii) compliance with applicable laws and regulations.

                  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

                  Management's assessment of the effectiveness of the small business issuer's internal control over financial reporting is as of the year ended December 31, 2007. We believe that internal control over financial reporting is effective. We have not identified any, current material weaknesses considering the nature and extent of our current operations and any risks or errors in financial reporting under current operations.

                  This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permits us to provide only management's report in this annual report.


ITEM 8B. OTHER INFORMATION

None.


                                    PART III

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

                                                                    EXHIBIT 31.1
                                  CERTIFICATION

I, RAHIM RAYANI, certify that:


1. I have reviewed this annual report on Form 10-KSB-A of Gulf Coast Oil & Gas, Inc.;


2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;


3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date:  August ___, 2008

                                          /S/ RAHIM RAYANI
                                          ----------------
                                          Rahim Rayani
                                          President and Chief Executive Officer
                                          Chief Financial Officer

                                                                    EXHIBIT 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


    In connection with the Annual Report of Gulf Coast Oil & Gas, Inc. (the "Company") on Form 10-KSB-A for the period ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rahim Rayani, President and Chief Executive Officer and Principal Financial and Accounting Officer of the Company, certify pursuant to 18 U.S.C. ss.1350, as adopted pursuant to ss.906 of the Sarbanes-Oxley Act OF 2002, that to the best of my knowledge:


         1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

         2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.



Dated:  August ___, 2008

                                          /S/ RAHIM RAYANI
                                          ----------------
                                          Rahim Rayani
                                          President and Chief Executive Officer
                                          Chief Financial Officer